UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FIRST QUARTER 2023 RESULTS1,2

Santiago, Chile, May 10, 2023 – CCU announced today its consolidated financial and operating results for the first quarter 2023, which ended March 31, 2023.

•      Consolidated Volumes decreased 3.3%. Volume performance per Operating segment was as follows:

o    Chile (1.1)%

o    International Business (8.1)%

o    Wine (17.8)%

•      Net sales were up 4.5%

•      Gross profit expanded 9.6%

•      EBITDA reached CLP 135,377 million, a 0.2% increase. EBITDA performance per Operating segment was as follows:

o    Chile 6.8%

o    International Business 7.9%

o    Wine (69.5)%

•      Net income reached a gain of CLP 58,368 million, a 9.6% decrease

•      Earnings per share reached CLP 158.0 per share

Key figures	1Q23	1Q22	Total Change %
(In ThHL or CLP million unless stated otherwise)
Volumes	9,362	9,685	(3.3)
Net sales	732,031	700,465	4.5
Gross profit	354,945	323,725	9.6
EBIT	104,222	105,895	(1.6)
EBITDA	135,377	135,126	0.2
Net income	58,368	64,544	(9.6)
Earnings per share (CLP)	158.0	174.7	(9.6)

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 1Q23 compared to 1Q22, unless otherwise stated.

PRESS RELEASE

COMMENTS FROM THE CEO

During the first quarter 2023, CCU posted a recovery in its financial results, with a stable EBITDA from previous year in a tough economic environment. This better performance was mostly driven by our main Operating segment, Chile, as a consequence of the implementation of our recovery profitability regional plan “HerCCUles 2023”. The upward trend in results during the last quarters showed us that we are in the right path; nonetheless, we are aware that the results of 1Q23 are only the beginning, and to consolidate this trend we will continue focusing on the 6 pillars of “HerCCUles 2023”, which are: (1) maintain business scale, (2) strengthen revenue management efforts, (3) enhance the CCU Transformation program to deliver efficiency gains, (4) optimize CAPEX and working capital, (5) focus on core brands and high volume/margin innovations, and (6) continue investing in our brand equity.

Before describing the performance of the quarter, it is important to mention that results from 1Q22 were still highly influenced by a particularly positive scenario for consumption in Chile, as consolidated volumes during that quarter were up 7.1% versus 1Q21. After that, volumes contracted, compared with the same quarter of the previous year, 2.9%, 2.8% and 5.5% in the 2Q22, 3Q22, and 4Q22, respectively. Therefore, in spite of decreasing volumes in 1Q23, we are still on track to maintain business scale in 2023 (“HerCCUles” pillar #1).

During 1Q23, our revenues expanded 4.5%, boosted by 8.1% growth in average prices in CLP, partially offset by a low-single digit drop in volumes (3.3%). The lower volumes were caused by contractions in all the Operating segments, mostly due to a high comparison base, as mentioned above, especially in Chile, a weaker consumption environment in Argentina, and lower wine exports. The better average prices in CLP were mainly explained by revenue management initiatives in all our main geographies and categories, despite negative mix effects (“HerCCUles” pillar #2”). In line with this, Gross profit jumped 9.6%, and Gross margin rose 227 bps, from 46.2% to 48.5%, the latter also associated with lower cost pressures, as a consequence of more favorable costs in some key packaging materials. MSD&A expenses as a percentage of net sales deteriorated 317 bps, mainly as a consequence of a low base of marketing expenses in 1Q22, due to phasing, and higher distribution expenses. This was partially compensated with efficiencies through all our operating segments, which will be more reflected during the rest of the year (“HerCCUles” pillar #3”). In all, EBITDA reached CLP 135,377 million, a 0.2% increase, and EBITDA margin contracted 80 bps, from 19.3% to 18.5%. The slight expansion in EBITDA is surely a good start to recover our financial results, although more efforts are needed to consolidate the profitability improvement in an inflationary scenario. Regarding Net income, we totalized a gain of CLP 58,368 million, a 9.6% drop, associated with a lower Non-operating result mostly due to higher financial costs and a higher loss in Equity and income of JVs and associated.

Additionally, in 1Q23 we delivered a stronger cash generation. Net cash inflow from operating activities expanded by CLP 42,746 million versus 1Q22, while Net cash (outflow) from investing activities were stable versus last year (“HerCCUles” pillar #4”). Furthermore, we reduced our portfolio complexity while brand equity remained in high levels, especially in our core brands, and continued to be key to gain/maintain market share in our main categories (“HerCCUles” pillars #5 & #6”).

In the Chile Operating segment, our results posted a positive turning point after four consecutive quarters of contractions in EBITDA. Top line expanded 6.4%, driven by 7.6% growth in average prices, while volumes dropped 1.1%. Prices were higher due to revenue management efforts in all our categories, partially offset by negative mix effects in the portfolio. Volumes were resilient through the quarter, although decreased mainly associated with a tough comparison base (volumes grew 7.6% in 1Q22 vs 1Q21). Gross profit expanded 14.9%, and Gross margin improved from 44.0% to 47.5%, also as a result of lower cost pressures, and efficiencies in manufacturing costs. MSD&A expenses as a percentage of net sales deteriorated 357 bps, mainly explained by a lower comparison base in marketing expenses in 1Q22 due to phasing, and higher distribution expenses. Consequently, EBITDA totaled CLP 99,761 million, increasing 6.8% and EBITDA margin was stable, from 20.4% to 20.5%.

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 4.7% rise, as a result of an increase of 13.9% in average prices in CLP, partially offset by 8.1% contraction in volumes. Industry volumes were weaker in all the geographies, but mainly in Argentina as a consequence of a difficult economic context. The better average prices in CLP were explained by prices increasing in line with inflation in Argentina, and revenue management initiatives in all the other geographies. Consequently, Gross profit expanded 9.3%, and Gross margin grew from 52.9% to 55.3%. MSD&A expenses as a percentage of Net sales deteriorated by 161 bps, due to a lower scale in Argentina. Altogether, EBITDA reached CLP 35,807 million, a 7.9% expansion, and EBITDA margin reached 18.1%, improving 53 bps from 17.6%.

The Wine Operating segment faced a particularly challenging scenario during the quarter. Revenues were down 17.7%, fully explained by weaker volumes. Average prices were flat, as revenue management efforts in domestic markets were offset by negative mix effects in the portfolio. The lower volume was mostly attributable to exports, which contracted in the low-twenties, associated with inventories adjustment from our clients and distributors. On the other side, domestic volumes in Chile dropped mid-single digits. As a result of all the above, Gross profit deteriorated 32.5% and Gross margin contracted 699 bps. MSD&A expenses dropped 1.9%, although as a percentage of Net sales deteriorated by 508 bps, due to the lower revenues. In all, EBITDA reached CLP 3,496 million, a 69.5% fall.

Regarding our main JVs and associated businesses, in Colombia, we started 2023 with a low-single digit decrease in volumes, while in Argentina, our water business with Danone showed a low-teens expansion in volumes. Both businesses are relevant for our regional multicategory beverage strategy, being committed to continue gaining scale to build profitability in the future.

In 1Q23 we delivered a recovery in our financial results in a tough economic environment. The latter was mainly driven by the implementation of “HerCCUles 2023”. For the rest of the year we will continue executing this plan. These are the first steps to deliver profitable and sustainable growth in a volatile context.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FIRST QUARTER (Exhibit 1 & 2)
•	Net sales were up 4.5%, explained by 8.1% increase in average prices in CLP, partially offset by a 3.3% contraction in consolidated volumes. The higher average prices in CLP were explained by: (i) a 7.6% growth in the Chile Operating segment, explained by revenue management initiatives, partly offset by negative mix effects in the portfolio, and (ii) an expansion of 13.9% in the International Business Operating segment, explained by prices increasing in line with inflation in Argentina, and revenue management initiatives in all the other geographies. In the Wine Operating segment, average prices were flat, as revenue management efforts in domestic markets were offset by negative mix effects in the portfolio. The lower volumes were caused by contractions in all the Operating segments as follows: a 1.1% in the Chile Operating segment, 8.1% in the International Business Operating segment, and 17.8% in the Wine Operating segment. These reductions were mostly due to a high comparison base, especially in Chile, a weaker consumption environment in Argentina, and lower wine exports.
•	Cost of sales was stable, given that the 3.5% increase in Cost of sales per hectoliter was almost fully counterbalance by a 3.3% drop in volumes. The Chile Operating segment reported a slight increase of 0.9% in Cost of sales per hectoliter, as a consequence of more favorable prices in some key packaging materials, especially aluminum and efficiencies in manufacturing. In the International Business Operating segment, the Cost of sales per hectoliter expanded 8.3% in CLP, mostly explained by the negative impact from the 88.1%[3] devaluation of the ARS against the USD in our USD-linked costs and a higher inflation in Argentina. In the Wine Operating segment, the Cost of sales per hectoliter grew 11.6%, mostly due to higher costs in packaging materials.
•	Gross profit, as a result of the above, reached CLP 354,945 million, a 9.6% expansion and Gross margin jumped 227 bps, from 46.2% to 48.5%.
•	MSD&A expenses were up 15.1%, and as percentage of Net sales, deteriorated 317 bps, from 31.1% to 34.3%. The breakdown per operating segment was as follows: (i) in the Chile Operating segment, MSD&A expenses expanded 20.4%, mainly as a consequence of a low base on marketing expenses in 1Q22, due to phasing, and higher distribution expenses, the latter driven by higher fuel prices. As a percentage of Net sales increased 357 bps; (ii) in the International Business Operating segment MSD&A expenses in CLP were up 8.9%, and as a percentage of Net sales expanded 161 bps, the latter as a consequence of lower volumes in Argentina. In the Wine Operating segment, MSD&A expenses went down 1.9%, although as a percentage of Net sales deteriorated 508 bps mainly due to the 17.8% contraction in volumes. The aforementioned effects, were partially compensated with efficiencies through all our operating segments, which will be more reflected during the rest of the year.
•	EBIT reached CLP 104,222 million, a 1.6% decrease, mainly due to a tough comparison base, lower volumes, and higher MSD&A expenses. These effects were almost fully offset by better average prices in CLP and efficiencies.
•	EBITDA was up marginally 0.2%, driven by a 6.8% expansion in Chile and a 7.9% rise in the International Business Operating segment. This was partially offset by the Wine Operating segment, which faced a particularly challenging scenario, reducing its EBITDA by 69.5%. In addition, EBITDA margin contracted 80 bps, from 19.3% to 18.5%.
•	Non-operating result totalized a loss of CLP 27,313 million, which compares with a negative result of CLP 17,924 million last year. The higher loss was explained by: (i) a worse result in Foreign currency exchange differences by CLP 5,922 million, (ii) a higher loss by CLP 3,688 million in Net financial expenses, mainly due to a higher debt, and (iii) a lower result in Equity and income of JVs and associated by CLP 3,254 million, mainly associated with weaker financial results from our JVs in Colombia and Argentina. These effects were partially compensated by: (i) a better result in Results as per adjustment units by CLP 1,936 million, and (ii) a lower loss in other gains/(losses) by CLP 1,539 million, mostly explained by a better result in derivative contracts[4].
•	Income taxes reached CLP 15,348 million, versus CLP 17,565 million last year. The lower taxes were mostly explained by a lower taxable income.
•	Net income reached a gain of CLP 58,368 million, contracting 9.6% from CLP 64,544 million recorded last year.

3 The ARS currency variation against the USD considers 2023 end of period (eop) compared with 2022 (eop)

4 See Note 32 Other Gain/(Losses) of our 1Q23 Financial Statements

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS FIRST QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment, our results posted a positive turning point after four consecutive quarters of contractions. Top line expanded 6.4%, driven by 7.6% growth in average prices, while volumes dropped 1.1%. Prices were higher due to revenue management efforts in all our categories, partially offset by negative mix effects in the portfolio. Volumes were resilient through the quarter, although decreased mainly associated with a tough comparison base (volumes grew 7.6% in 1Q22 vs 1Q21). Gross profit expanded 14.9%, and Gross margin improved from 44.0% to 47.5%, also as a result of lower cost pressures, and efficiencies in manufacturing costs. MSD&A expenses as a percentage of net sales deteriorated 357 bps, mainly explained by a lower comparison base in marketing expenses in 1Q22 due to phasing, and higher distribution expenses. Consequently, EBITDA totaled CLP 99,761 million, increasing 6.8% and EBITDA margin was stable, from 20.4% to 20.5%.

In January 2023, 20 years have passed since the beginning of the strategic alliance with Heineken, the second largest brewery in the world and a shareholder of CCU through a 50/50 joint venture with Quiñenco. Since the beginning of this alliance, we have multiplied our consolidated volumes by 3.4 times, and increased our Net income by 5.4 times. In addition, this joint work has helped us to broaden our portfolio and to adopt the best production and marketing practices in all our categories, especially in beer.

In terms of innovation, through a license with PepsiCo we added the brand Rockstar, an energy drink with natural ingredients, to strengthened our position as a leader in the energy drink category. Rockstar is among the three best-selling energy brands in the world, with presence in the United States, Canada, the United Kingdom. In addition, our water brand MAS, added a Mango & Passion fruit flavor to its broad variety of options.

Regarding sustainability initiatives, CCU was distinguished among the 100 most responsible companies in the MERCO Responsibility ESG Chile 2022 ranking, which evaluated concrete progress on issues related to the environment, customers and communities, and ethical and corporate governance metrics. CCU achieved the 1st place in the beverage sector for the fourth consecutive year. Also, during the quarter our sport drink brand Gatorade inaugurates the first sport court built with more than 2 tons of recycled PET in Chile. This was a joint work with the communities and will have an impact of approximately 1,500 people that live nearby. In addition, as a response to the fires that affected the south of Chile during the quarter, CCU rapidly helped in different ways to those who fought the fire and those who were affected by them. Among the initiatives that we developed are: (i) we donated over 75 thousand liters of products to hydrate firefighters, police officers, brigade members and volunteers among others, (ii) together with “Desafio Levantemos Chile”, we contributed rapidly with three trucks with water to reach the most affected zones by wildfires, and (iii) an internal donation campaign with our employees called “1+1”, in which any donation made by our workers, will be doubled by CCU, also to help the families that were affected by the fires.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 4.7% rise, as a result of an increase of 13.9% in average prices in CLP, partially offset by 8.1% contraction in volumes. Industry volumes were weaker in all the geographies, but mainly in Argentina as a consequence of a difficult economic context. The better average prices in CLP were explained by prices increasing in line with inflation in Argentina, and revenue management initiatives in all the other geographies. Consequently, Gross profit expanded 9.3%, and Gross margin grew from 52.9% to 55.3%. MSD&A expenses as a percentage of Net sales deteriorated by 161 bps, due to a lower scale in Argentina. Altogether, EBITDA reached CLP 35,807 million, a 7.9% expansion, and EBITDA margin reached 18.1%, improving 53 bps from 17.6%.

In March 2023, CCU reached irrevocable and definitive agreements regarding Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., which settled the exit of the Cartes group from those companies, and the incorporation of a new partner, Sudameris Bank S.A.E.C.A. Thus, as of March 1, 2023, we increased our participation in Bebidas del Paraguay S.A. from 50.005% to 55.007%, and in Distribuidora del Paraguay S.A. from 49.959% to 54.964%. Consequently, currently the only shareholders of the above-mentioned companies in Paraguay are CCU, through its subsidiary CCU Inversiones II SpA, and Sudameris Bank S.A.E.A.C. Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A are controlled by CCU.

WINE OPERATING SEGMENT

The Wine Operating segment faced a particularly challenging scenario during the quarter. Revenues were down 17.7%, fully explained by weaker volumes. Average prices were flat, as revenue management efforts in domestic markets were offset by negative mix effects in the portfolio. The lower volume was mostly attributable to exports, which contracted in the low-twenties, associated with inventories adjustment from our clients and distributors. On the other side, domestic volumes in Chile dropped mid-single digits. As a result of all the above, Gross profit deteriorated 32.5% and Gross margin contracted 699 bps. MSD&A expenses dropped 1.9%, although as a percentage of Net sales deteriorated by 508 bps, due to the lower revenues. In all, EBITDA reached CLP 3,496 million, a 69.5% fall.

Thanks to its commitment and actions dedicated to reducing its carbon footprint, VSPT Wine Group obtained the prestigious Gold Member category in the International Wineries for Climate Action (IWCA). The IWCA is an organization that brings together different wineries around the world in a collaborative work table, who are committed to the environment and who adopt a science-based approach to reduce carbon emissions throughout the wine industry. VSPT is a Gold Member thanks to its rigorous climate action standards, being able to self-generate more than 20% of its renewable energy -both thermal and electrical- in its operation, as well as maintain a reduction of its greenhouse gases, on a sustained basis, according to the commitments established with the IWCA, having already reduced its CO2 emissions by 6.8%, between 2019 and 2021.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.
•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (First Quarter 2023)
First Quarter	2023	2022	Total Change %
	(CLP million)
Net sales	732,031	700,465	4.5
Cost of sales	(377,086)	(376,740)	0.1
% of Net sales	51.5	53.8	(227) bps
Gross profit	354,945	323,725	9.6
% of Net sales	48.5	46.2	227 bps
MSD&A	(251,204)	(218,177)	15.1
% of Net sales	34.3	31.1	317 bps
Other operating income/(expenses)	481	348	38.4
EBIT	104,222	105,895	(1.6)
EBIT margin %	14.2	15.1	(88) bps
Net financial expenses	(10,058)	(6,371)	57.9
Equity and income of JVs and associated	(3,819)	(565)	576.3
Foreign currency exchange differences	(4,327)	1,594	(371.4)
Results as per adjustment units	(1,656)	(3,592)	(53.9)
Other gains/(losses)	(7,453)	(8,992)	(17.1)
Non-operating result	(27,313)	(17,924)	52.4
Income/(loss) before taxes	76,909	87,971	(12.6)
Income taxes	(15,348)	(17,565)	12.6
Net income for the period	61,561	70,406	(12.6)

Net income attributable to:
The equity holders of the parent	58,368	64,544	(9.6)
Non-controlling interest	(3,193)	(5,862)	(45.5)

EBITDA	135,377	135,126	0.2
EBITDA margin %	18.5	19.3	(80) bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	158.0	174.7	(9.6)
Earnings per ADR (CLP)	315.9	349.4	(9.6)

Depreciation	31,154	29,231	6.6
Capital Expenditures	22,875	27,487	(16.8)

PRESS RELEASE

Exhibit 2: Segment Information (First Quarter 2023)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
First Quarter
(In ThHL or CLP million unless stated otherwise)	2023	2022	YoY %	2023	2022	YoY %	2023	2022	YoY %

Volumes	6,645	6,721	(1.1)	2,441	2,656	(8.1)	289	352	(17.8)
Net sales	487,818	458,484	6.4	197,387	188,548	4.7	52,647	64,006	(17.7)
Net sales (CLP/HL)	73,410	68,212	7.6	80,874	70,995	13.9	181,914	181,740	0.1
Cost of sales	(256,285)	(256,920)	(0.2)	(88,304)	(88,721)	(0.5)	(35,763)	(39,007)	(8.3)
% of Net sales	52.5	56.0	(350) bps	44.7	47.1	(232) bps	67.9	60.9	699 bps
Gross profit	231,533	201,564	14.9	109,083	99,827	9.3	16,884	24,999	(32.5)
% of Net sales	47.5	44.0	350 bps	55.3	52.9	232 bps	32.1	39.1	(699) bps
MSD&A	(149,738)	(124,350)	20.4	(82,337)	(75,621)	8.9	(16,557)	(16,878)	(1.9)
% of Net sales	30.7	27.1	357 bps	41.7	40.1	161 bps	31.4	26.4	508 bps
Other operating income/(expenses)	143	(223)	(164.2)	44	392	(88.7)	119	146	(18.6)
EBIT	81,938	76,991	6.4	26,790	24,598	8.9	446	8,267	(94.6)
EBIT margin	16.8	16.8	0 bps	13.6	13.0	53 bps	0.8	12.9	(1,207) bps
EBITDA	99,761	93,445	6.8	35,807	33,196	7.9	3,496	11,469	(69.5)
EBITDA margin	20.5	20.4	7 bps	18.1	17.6	53 bps	6.6	17.9	(1,128) bps

	4. Other/eliminations			Total
First Quarter
(In ThHL or CLP million unless stated otherwise)	2023	2022	YoY %	2023	2022	YoY %

Volumes	(13)	(45)	(71.1)	9,362	9,685	(3.3)
Net sales	(5,821)	(10,573)	(44.9)	732,031	700,465	4.5
Net sales (CLP/HL)				78,189	72,327	8.1
Cost of sales	3,266	7,908	(58.7)	(377,086)	(376,740)	0.1
% of Net sales				51.5	53.8	(227) bps
Gross profit	(2,555)	(2,665)	(4.1)	354,945	323,725	9.6
% of Net sales				48.5	46.2	227 bps
MSD&A	(2,571)	(1,328)	93.5	(251,204)	(218,177)	15.1
% of Net sales				34.3	31.1	317 bps
Other operating income/(expenses)	175	33	431.4	481	348	38.4
EBIT	(4,952)	(3,961)	25.0	104,222	105,895	(1.6)
EBIT margin				14.2	15.1	(88) bps
EBITDA	(3,688)	(2,984)	23.6	135,377	135,126	0.2
EBITDA margin				18.5	19.3	(80) bps

PRESS RELEASE

Exhibit 3: Balance Sheet
	March 31	December 31
	2023	2022
	(CLP million)
ASSETS
Cash and cash equivalents	572,309	597,082
Other current assets	944,172	1,064,867
Total current assets	1,516,482	1,661,948

PP&E (net)	1,333,258	1,356,846
Other non current assets	572,425	576,284
Total non current assets	1,905,682	1,933,131
Total assets	3,422,164	3,595,079

LIABILITIES
Short term financial debt	185,488	195,000
Other liabilities	527,511	602,153
Total current liabilities	712,999	797,152

Long term financial debt	1,164,815	1,207,013
Other liabilities	152,076	154,944
Total non current liabilities	1,316,891	1,361,958
Total Liabilities	2,029,891	2,159,110

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(156,236)	(90,712)
Retained earnings	872,229	843,045
Total equity attributable to equity holders of the parent	1,278,686	1,315,026
Non - controlling interest	113,587	120,943
Total equity	1,392,274	1,435,969
Total equity and liabilities	3,422,164	3,595,079

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,350,303	1,402,013

Net Financial Debt	777,993	804,931

Liquidity ratio	2.13	2.08
Total Financial Debt / Capitalization	0.49	0.49
Net Financial Debt / EBITDA	2.17	2.25

PRESS RELEASE

Exhibit 4: Summary of the Statement of Cash Flow

	March 31	March 31
	2023	2022
	(CLP million)
Cash and cash equivalents at beginning of the year	597,082	265,568
Net cash inflows from operating activities	93,625	50,879
Net cash (outflow) from investing activities	(24,743)	(25,233)
Net cash (outflow) flow from financing activities	(47,536)	484,918
Net (decrease) increase in cash and cash equivalents	21,345	510,564
Effects of exchange rate changes on cash and cash equivalents	(46,117)	(34,050)
Increase (decrease) in cash and cash equivalents	(24,772)	476,514
Cash and cash equivalents at end of the period	572,309	742,082

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 10, 2023